Exhibit 11

June 14, 2013

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form N-14 (the “Registration Statement”) of Highland Funds II (the “Trust”), being filed by the Trust under the Securities Act of 1933, as amended (the “Act”), relating to the proposed reorganization of Highland International Equity Fund and Highland Global Select Equity Fund (each, an “Acquired Fund”) into Highland Global Allocation Fund (the “Acquiring Fund,” and together with the Acquired Funds, the “Funds”), and the issuance of Class A, Class B, Class C, Class R and Class Y shares of beneficial interest of the Acquiring Fund in connection therewith (the “Shares”), all in accordance with the terms of an Agreement and Plan of Reorganization by and among the Trust, on behalf of the Funds, and Highland Capital Management Fund Advisors, L.P. (the “Agreement and Plan of Reorganization”), in substantially the form included in the Registration Statement.

In connection with this opinion, we have examined:

(a)	A copy of the Agreement and Declaration of Trust of the Trust (the “Declaration of Trust”), dated August 10, 1992, as amended, on file in the office of the Commonwealth of Massachusetts;

(b)	A copy of the Amended and Restated By-Laws of the Trust;

(c)	The Agreement and Plan of Reorganization; and

(d)	Such other certificates, documents, and records as we have deemed necessary for the purpose of this opinion.

We are familiar with the action taken by the Board of Trustees of the Trust to authorize the issuance of the Shares. We have assumed for purposes of this opinion that, prior to the date of the issuance of the Shares, (1) the trustees of each Acquired Fund and the shareholders of each Acquired Fund will have taken all action required of them for the approval of the Agreement and Plan of Reorganization and (2) the Agreement and Plan of Reorganization will have been duly executed and delivered by each party thereto.

We have made such examination of Massachusetts law as we have deemed relevant for the purpose of this opinion. We express no opinion as to the effect of laws, rules and regulations of any state or jurisdiction other than The Commonwealth of Massachusetts and the United States of America. Further, we express no opinion as to the state securities or “Blue Sky” laws of any jurisdiction, including The Commonwealth of Massachusetts.

June 14, 2013

Based upon and subject to the foregoing, we are of the opinion that:

1. The Trust is a duly organized and validly existing unincorporated association under the laws of the Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. When issued in accordance with the Agreement and Plan of Reorganization, the Shares will be validly issued, fully paid and, except as noted in the paragraph below, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and permits notice of such disclaimer to be given in any note, bond, contract, order or other undertaking issued by or on behalf of the Trust or its trustees relating to the Trust or any series of the Trust. The Declaration of Trust provides for indemnification out of the property of a particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his or her being or having been a shareholder of that series. Thus, the risk of a shareholder incurring financial loss on account of being such a shareholder is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

June 14, 2013

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP